Exhibit 99.1

PROPERTY MANAGEMENT AGREEMENT

THIS PROPERTY MANAGEMENT AGREEMENT (this “Agreement”) is made and entered into as of July 21, 2011, by and between Reit Management & Research LLC, a Delaware limited liability company (“Managing Agent”), and TA Operating LLC, a Delaware limited liability company (“Owner”).

W I T N E S S E T H :

WHEREAS, Owner and Managing Agent wish to enter this Agreement to provide for the management by Managing Agent of Owner’s headquarters building and property located at 24601 Center Ridge Road, Westlake, Ohio (the “Managed Premises”);

NOW, THEREFORE, in consideration of the premises and the agreements herein contained, Owner and Managing Agent hereby agree as follows:

1.                                       Engagement.  Subject to the terms and conditions hereinafter set forth, Owner engages Managing Agent to provide the property management and administrative services with respect to the Managed Premises contemplated by this Agreement.  Managing Agent hereby accepts such engagement as managing agent and agrees to devote such time, attention and effort as may be appropriate to operate and manage the Managed Premises in a diligent, orderly and efficient manner.  Managing Agent may subcontract out some or all of its obligations hereunder to third party managers; provided, however, that, in any such event, Managing Agent shall be and remain primarily liable to Owner for performance hereunder.

2.                                       General Parameters.  Any or all services may be performed or goods purchased by Managing Agent under arrangements jointly with or for other properties owned or managed by Managing Agent and the costs shall be reasonably apportioned.  Managing Agent may employ personnel who are assigned to work exclusively at the Managed Premises or partly at the Managed Premises and other buildings owned and/or managed by Managing Agent.  Wages, benefits and other related costs of centralized accounting personnel and employees employed by Managing Agent and assigned to work exclusively or partly at the Managed Premises shall be fairly apportioned and reimbursed, pro rata, by Owner in addition to the Fee and Construction Supervision Fee (each as defined in Section 6).

3.                                       Duties.  Without limitation, Managing Agent agrees to perform the following specific duties:

(a)               To collect all rents and other income from the Managed Premises and to give receipts therefor, both on behalf of Owner, and deposit such funds in such banks and such accounts as are named, from time to time, by Owner, in agency accounts for and under the name of Owner. Managing Agent shall be empowered to sign disbursement checks on these accounts.

(b)              To make contracts for and to supervise any repairs and/or alterations to the Managed Premises on reasonable commercial terms.

(c)               For Owner’s account and at Owner’s expense, to hire, supervise and discharge employees as required for the efficient operation and maintenance of the Managed Premises.

(d)              To obtain, at Owner’s expense, appropriate insurance for the Managed Premises protecting Owner and Managing Agent while acting on behalf of Owner against all normally insurable risks relating to the Managed Premises and complying with the requirements of Owner’s mortgagee, if any, and to cause the same to be provided and maintained by all tenants, if any, with respect to the Managed Premises to the extent required by the terms of such tenants’ leases.  Notwithstanding the foregoing, Owner may determine to purchase insurance directly for its own account.

(e)               To promptly notify the applicable insurance carriers, as required by the applicable policies, of any casualty or injury to person or property at the Managed Premises, and complete customary reports in connection therewith.

(f)                 To procure seasonably all supplies and other materials necessary for the proper operation of the Managed Premises, at Owner’s expense.

(g)              To pay promptly from any rental receipts, other income derived from the Managed Premises, or other monies made available by Owner for such purpose, all costs incurred in the operation of the Managed Premises which are expenses of Owner hereunder, including any wages or other payments for services rendered, invoices for supplies or other items furnished in relation to the Managed Premises, and pay over forthwith the balance of any such rental receipts, income and monies to Owner or as Owner shall from time to time direct.

(h)              To keep Owner apprised of any material developments in the operation of the Managed Premises.

(i)                  To establish reasonable rules and regulations for any tenants of the Managed Premises.

(j)                  If requested by an Owner, to institute or defend, as the case may be, on behalf of and in the name of such Owner, any and all legal actions or proceedings relating to operation of the Managed Premises.

(k)               To maintain the books and records of Owner reflecting the management and operation of the Managed Premises, making available for reasonable inspection and examination by Owner or its representatives, all books, records and other financial data relating to the Managed Premises.

(l)                  To prepare and deliver seasonably to tenants of the Managed Premises, if any, such statements of expenses or other information as shall be required on the landlord’s part to be delivered to such tenants for computation of rent, additional rent, or any other reason.

(m)            To aid, assist and cooperate with Owner in matters relating to taxes and assessments and insurance loss adjustments, notify Owner of any tax increase or special assessments relating to the Managed Premises and to enter into contracts for tax abatements services.

(n)              To provide such emergency services as may be required for the efficient management and operation of the Managed Premises on a 24-hour basis.

(o)              To enter into contracts on commercially reasonable terms for utilities (including, without limitation, water, fuel, electricity and telephone) and for building services (including, without limitation, cleaning of windows, common areas and tenant space, ash, rubbish and garbage hauling, snow plowing, landscaping, carpet cleaning and vermin extermination), and for other services as are appropriate to first class office space.

(p)              To seek market terms for all items purchased or services contracted by it under this Agreement.

(q)              To take such action generally consistent with the provisions of this Agreement as Owner might with respect to the Managed Premises if personally present.

(r)                 To make such reports of its performance of the foregoing services to Owner as requested from time to time.

4.                                       Authority.  Owner give to Managing Agent the authority and powers to perform the foregoing duties on behalf of Owner and authorize Managing Agent to incur such reasonable expenses, specifically contemplated in Section 2, on behalf of Owner as are necessary in the performance of those duties.

5.                                       Special Authority of Managing Agent.  In addition to, and not in limitation of, the duties and authority of Managing Agent contained herein, if requested by Owner, Managing Agent shall perform the following duties:

(a)               Terminate any tenancies and sign and serve in the name of Owner such notices therefor as may be required for the proper management of the Managed Premises.

(b)              At Owner’s expense, institute and prosecute actions to evict tenants and recover possession of rental space, and recover rents and other sums due; and when expedient, settle, compromise and release such actions or suits or reinstate such tenancies.

6.                                       Compensation.

(a)               In consideration of the services to be rendered by Managing Agent hereunder, Owner agrees to pay and Managing Agent agrees to accept as its sole compensation (i) a management fee (the “Fee”) equal to Two Thousand Five Hundred Dollars ($2,500) per month; and (ii) a construction supervision fee (the “Construction Supervision Fee”) in connection with all interior and exterior construction renovation or repair activities at the Managed Premises, including, without limitation, all capital improvements in, on or about the Managed Premises, undertaken during the term of this Agreement, other than ordinary maintenance and repair, equal to five percent (5%) of the cost of such construction which shall include the costs of all related professional services and the cost of general conditions.

(b)              Unless otherwise agreed, the Fee shall be due and payable monthly, in arrears on the last business day of each calendar month.  The Construction Supervision Fee shall be due and payable periodically, as agreed by Managing Agent and Owner, based on actual costs incurred to date.  The Fee for the first partial month of the term will be prorated.

(c)               Notwithstanding anything herein to the contrary, Owner shall reimburse Managing Agent for reasonable travel expenses incurred when traveling to and from the Managed Premises while performing its duties in accordance with this Agreement; provided, however, that, reasonable travel expenses shall not include expenses incurred for travel to and from the Managed Premises by personnel assigned to work exclusively at the Managed Premises.

(d)              Managing Agent shall be entitled to no other additional compensation, whether in the form of commission, bonus or the like for its services under this Agreement.  Except as otherwise specifically provided herein with respect to payment by Owner of legal fees, accounting fees, salaries, wages, fees and charges of parties hired by Managing Agent on behalf of Owner to perform operating and maintenance functions at the Managed Premises, and the like, if Managing Agent hires third parties to perform services required to be performed hereunder by Managing Agent without additional charge to Owner, Managing Agent shall (except to the extent the same are reasonably attributable to an emergency at the Managed Premises) be responsible for the charges of such third parties.

7.                                       Term of Agreement.  This Agreement shall continue in force and effect until July 31, 2016, and shall be automatically renewed for successive one year terms annually thereafter unless notice of non-renewal is given by the Company, on behalf of itself and Owner, or Managing Agent before the end of the term.

Notwithstanding any other provision of this Agreement to the contrary, this Agreement, or any extension thereof, may be terminated by either Owner or Managing Agent upon thirty (30) days’ written notice to the other party.

Section 8 hereof shall govern the rights, liabilities and obligations of the parties upon termination of this Agreement; and, except as provided in Section 8, such termination shall be without further liability of either party to the other, other than for breach or violation of this Agreement prior to termination.

8.                                       Termination or Expiration.  Upon termination or expiration of this Agreement with respect to the Managed Premises for any reason whatsoever, Managing Agent shall as soon as practicable turn over to Owner all books, papers, funds, records, keys and other items relating to the management and operation of the Managed Premises, including, without limitation, all leases in the possession of Managing Agent, and shall render to Owner a final accounting with respect thereto through the date of termination.  Owner shall be obligated to pay all compensation for services rendered by Managing Agent hereunder prior and up to the effective time of such termination, including, without limitation, any Fees and Construction Supervision Fees, and shall pay and reimburse to Managing Agent all expenses and costs incurred by Managing Agent prior and up to the effective time of such termination which are otherwise payable or reimbursable to Managing Agent pursuant to the terms of this Agreement.

9.                                       Assignment of Rights and Obligations.

(a)               Without the prior written consent of the other party, neither party shall sell, transfer, assign or otherwise dispose of or mortgage, hypothecate or otherwise encumber or permit or suffer any encumbrance of all or any part of its rights and obligations hereunder, and any transfer, encumbrance or other disposition of an interest herein made or attempted in violation of this paragraph shall be void and ineffective, and shall not be binding upon the other party.  Notwithstanding the foregoing, Managing Agent may assign its rights and delegate its obligations under this Agreement to any successor in interest who shall acquire substantially all the assets of Managing Agent and substantially all of the personnel that are utilized by Managing Agent to perform services under this Agreement.

(b)              Consistent with the foregoing paragraphs (a) and (b), the terms “Owner” and “Managing Agent” as used in this Agreement shall mean the original parties hereto and their respective mortgagees, successors, assigns, heirs and legal representatives.

10.                                 Indemnification and Insurance.

(a)               Owner agrees to defend, indemnify and hold harmless Managing Agent from and against all costs, claims, expenses and liabilities (including reasonable attorneys’ fees) arising out of Managing Agent’s performance of its duties in accordance with this Agreement including, without limitation, injury or damage to persons or property occurring in, on or about the Managed Premises and violations or alleged violations of any law, ordinance, regulation or order of any governmental authority regarding the Managed Premises except any injury, damage or violation resulting from Managing Agent’s fraud, gross negligence or willful misconduct in the performance of its duties hereunder.

(b)              Owner and Managing Agent shall maintain such commercially reasonable insurance as shall from time to time be mutually agreed by Owner and Managing Agent.

11.                                 Notices.  Any notice, report or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, upon confirmation of receipt when transmitted by facsimile transmission, on the next business day if transmitted by a nationally recognized overnight courier or on the third business day following mailing by first class mail, postage prepaid, in each case as follows (or at such other United States address or facsimile number for a party as shall be specified by like notice):

If to Owner:

TravelCenters of America LLC
24601 Center Ridge Road
Westlake, Ohio 44145
Attention:  President
Facsimile No.:  (440) 808-3301

If to Managing Agent:

Reit Management & Research LLC
Two Newton Place
255 Washington Street
Newton, Massachusetts 02458
Attention:  President
Facsimile No.:  (617) 928-1305

12.                                 Limitation of Liability.  Neither Owner nor Managing Agent shall be personally liable hereunder, all such liability being limited in the case of Owner to the interest of Owner in the Managed Premises and in the case of Managing Agent, to its interest hereunder.

13.                                 Modification of Agreement.  This Agreement may not be modified, altered or amended in any manner except by an amendment in writing, duly executed by the parties hereto.

14.                                 Independent Contractor.  This Agreement is not one of general agency by Managing Agent for Owner, but one with Managing Agent engaged as an independent contractor.  Nothing in this Agreement is intended to create a joint venture, partnership, tenancy-in-common or other similar relationship between Owner and Managing Agent for any purposes whatsoever, and, without limiting the generality of the foregoing, neither the terms of this Agreement nor the fact that Owner and Managing Agent have joint interests in any one or more investments, Ownership or other interests in any one or more entities or may have common officers or employees or a tenancy relationship shall be construed so as to make them such partners or joint venturers or impose any liability as such on either of them.

15.                                 Law Governing.  This Agreement shall be governed by and in accordance with the laws of The Commonwealth of Massachusetts.

16.                                 Successors and Assigns.  This Agreement shall be binding upon any successors or permitted assigns of the parties hereto as provided herein.

17.                                 No Third Party Beneficiary.  Except as otherwise provided in Section 21(i), no person or entity other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.

18.                                 Severability.                            If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

19.                                 Survival.  The provisions of Sections 6, 8, 10, 11, 12, 15, 17, 18, 19, 20 and 21 of this Agreement shall survive the termination hereof.

20.                                 Arbitration.

(a)               Any disputes, claims or controversies between the parties (i) arising out of or relating to this Agreement or the provision of services by Managing Agent pursuant to this Agreement, or (ii) brought by or on behalf of any shareholder of Owner (which, for purposes of this Section 20, shall mean any shareholder of record or any beneficial owner of shares of Owner, or any former shareholder of record or beneficial owner of shares of Owner), either on his, her or its own behalf, on behalf of Owner or on behalf of any series or class of shares of Owner or shareholders of Owner against Owner or any director, officer, manager (including Managing Agent or its successor), agent or employee of Owner, including disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of this Agreement, including this arbitration agreement, or the limited liability company agreement or the Bylaws (or analogous governing documents) of Owner (all of which are referred to as “Disputes”), or relating in any way to such a Dispute or Disputes, shall on the demand of any party to such Dispute be resolved through binding and final arbitration in accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”) then in effect, except as those Rules may be modified in this Section 20.  For the avoidance of doubt, and not as a limitation, Disputes are intended to include derivative actions against directors, officers or managers of Owner and class actions by a shareholder against those individuals or entities and Owner.  For the avoidance of doubt, a Dispute shall include a Dispute made derivatively on behalf of one party against another party.

(b)              There shall be three arbitrators.  If there are only two parties to the Dispute (with, for purposes of this Section 20, any and all Owner involved in the Dispute treated as one party), each party shall select one arbitrator within 15 days after receipt of a demand for arbitration.  Each party shall be entitled to appoint as its party appointed arbitrator an affiliated or interested person of such party.  If there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand, shall each select, by the vote of a majority of the claimants or the respondents, as the case may be, one arbitrator within 15 days after receipt of a demand for arbitration.  The respondents, on the one hand, and the claimants, on the other hand, shall each be entitled to appoint as its party appointed arbitrator an affiliated or interested person of such party.  If either a claimant (or all claimants) or a respondent (or all respondents) fail to timely select an arbitrator then the party (or parties) who has selected an arbitrator may request the AAA to provide a list of three proposed arbitrators in accordance with the Rules (each of whom shall be neutral, impartial and unaffiliated with any party) and the party (or parties) that failed to timely appoint an arbitrator shall have ten days from the date the AAA provides such list to select one of the three arbitrators proposed by AAA.  If such party (or parties) fail to select such arbitrator by such time, the party (or parties) who have appointed the first arbitrator shall then have ten days to select one of the three arbitrators proposed by AAA to be the second arbitrator; and, if he/they should fail to select such arbitrator by such time, the AAA shall select, within 15 days thereafter, one of the three arbitrators it had proposed as the second arbitrator.  The two arbitrators so appointed shall jointly appoint the third and presiding arbitrator (who shall be neutral, impartial and unaffiliated with any party) within 15 days of the appointment of the second arbitrator.  If the third arbitrator has not been appointed within the time limit specified herein, then the AAA shall provide a list of proposed arbitrators in accordance with the Rules, and the arbitrator shall be appointed by the AAA in accordance with a listing, striking and ranking procedure, with each party having a limited number of strikes, excluding strikes for cause.

(c)               The place of arbitration shall be Boston, Massachusetts unless otherwise agreed by the parties.

(d)              There shall be only limited documentary discovery of documents directly related to the issues in dispute, as may be ordered by the arbitrators.

(e)               In rendering an award or decision (the “Award”), the arbitrators shall be required to follow the laws of The Commonwealth of Massachusetts.  Any arbitration proceedings or Award rendered hereunder and the validity, effect and interpretation of this arbitration agreement shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq.  The Award shall be in writing and may, but shall not be required to, briefly state the findings of fact and conclusions of law on which it is based.

(f)                 Except to the extent expressly provided by this Agreement or as otherwise agreed by the parties, each party involved in a Dispute shall bear its own costs and expenses (including attorneys’ fees), and the arbitrators shall not render an award that would include shifting of any such costs or expenses (including attorneys’ fees) or, in a derivative case or class action, award any portion of Owner’s award to the claimant or the claimant’s attorneys.  Each party (or, if there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand, respectively) shall bear the costs and expenses of its (or their) selected arbitrator and the parties (or, if there are more than two parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand) shall equally bear the costs and expenses of the third appointed arbitrator.

(g)              An Award shall be final and binding upon the parties thereto and shall be the sole and exclusive remedy between such parties relating to the Dispute, including any claims, counterclaims, issues or accounting presented to the arbitrators.  Judgment upon the Award may be entered in any court having jurisdiction.  To the fullest extent permitted by law, no application or appeal to any court of competent jurisdiction may be made in connection with any question of law arising in the course of arbitration or with respect to any award made except for actions relating to enforcement of this agreement to arbitrate or any arbitral award issued hereunder and except for actions seeking interim or other provisional relief in aid of arbitration proceedings in any court of competent jurisdiction.

(h)              Any monetary award shall be made and payable in U.S. dollars free of any tax, deduction or offset.  Each party against which the Award assesses a monetary obligation shall pay that obligation on or before the 30th day following the date of the Award or such other date as the Award may provide.

(i)                  This Section 20 is intended to benefit and be enforceable by the shareholders, directors, officers, managers (including Managing Agent or its successor), agents or employees of Owner and shall be binding on the shareholders of Owner, and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that such individuals or entities may have by contract or otherwise.

21.                                 Consent to Jurisdiction and Forum.  This Section 21 is subject to, and shall not in any way limit the application of, Section 20; in case of any conflict between this Section 21 and Section 20, Section 20 shall govern.  The exclusive jurisdiction and venue in any action brought by any party hereto pursuant to this Agreement shall lie in any federal or state court located in Boston, Massachusetts.  By execution and delivery of this Agreement, each party hereto irrevocably submits to the jurisdiction of such courts for itself and in respect of its property with respect to such action. The parties irrevocably agree that venue would be proper in such court, and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action.  The parties further agree and consent to the service of any process required by any such court by delivery of a copy thereof in accordance with Section 11 and that any such delivery shall constitute valid and lawful service of process against it, without necessity for service by any other means provided by statute or rule of court.

22.                                 Entire Agreement.  This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes and cancels any pre-existing agreements with respect to such subject matter.

23.                                 Other Agreements.                                      Owner and Managing Agent are also parties to an Amended and Restated Business Management and Shared Services Agreement, dated as of January 25, 2010, as in effect from time to time (the “Business Management Agreement”).  The parties agree that this Agreement does not include or otherwise address the rights and obligations of the parties under the Business Management Agreement and that the Business Management Agreement provides for its own separate rights and obligations of the parties thereto, including, without limitation, separate compensation payable by Owner to Managing Agent thereunder for services to be provided by the Managing Agent pursuant to the Business Management Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Property Management Agreement as a sealed instrument as of the date above first written.

MANAGING AGENT:

REIT MANAGEMENT & RESEARCH LLC

By:
Name:
Title:

OWNER:

TA OPERATING LLC

By:
Name:
Title: